SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 2, 2015

Press Release dated October 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: October 31, 2015

Eni: satisfaction with Milan Court ruling

San Donato Milanese (Milan), October 2, 2015 - Eni is pleased to learn that the judge for the preliminary hearing of the Court of Milan has decided to dismiss the case against Eni SpA and members of its management for the alleged bribery case relating to Saipem’s activities in Algeria.

Eni has provided full cooperation to the judiciary and has always declared the non-involvement of the company and its managers, which emerged from the results of some internal verifications carried out by third parties and was confirmed by today’s ruling.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

San Donato Milanese (Mi) October 29, 2015	Registered Head Office Piazzale Enrico Mattei, 1 00144 Rome Tel.: +39 06598.21 eni.com

Eni: third quarter
and nine months of 2015 results
Yesterday, Eni’s Board of Directors approved group results for the third quarter and nine months of 20151 (unaudited)

Third Quarter Highlights and FY 2015 outlook

•	Divestment of interest in Saipem: agreed the terms of the sale of a 12.5% interest to FSI. At closing, expected in first quarter of 2016, Saipem will be derecognized and Eni will be reimbursed of its financing receivables by euro 6.1 billion net. Pro-forma leverage as of September 30 decreasing by 8 percentage points.
•	Exploration success: discovered more than 1.2 bn boe resources, at an average cost of 0.6 $/boe versus a planned target of 500 mm boe in 2015 at an average cost of more than 2 $/boe. Giant Zohr discovery in the Mediterranean Sea.
•	Strong hydrocarbon production growth: up 8.1% to 1.703 million boe/d in the quarter (up 8.7% in the nine months). Excluding price effects, production increased by 4.3% (up 4.9% in the nine months). FY 2015 production is now seen growing by about 9%, up from a prior guidance of more than 7%.
•	Robust R&M and Chemicals performance: best adjusted EBIT[2] since the third quarter of 2006 due to the restructuring plan and a favorable trading environment. FCF[3] is projected to be positive as early as in 2015, anticipating the original plan by two years.
•	Improved G&P performance: enhanced adjusted EBIT guidance, now expected to substantially break even in 2015, in spite of delayed settlement of ongoing arbitrations.
•	Further cost reduction: raised the target reduction of FY capex[4] to 17% from a prior guidance of a 14% cut; opex per barrel expected to decrease by 12% to 7.3 $/bl (previous guidance was down by 7%).
•	Self-financed capex: when excluding Saipem, capex organically financed as early as in 2015 at a Brent scenario of 55 $/bl.
•	Entrance in new countries: upstream of Mexico with the operatorship of three offshore oilfields.

Results

•	Cash flow[5]: euro 1.71 billion for the quarter (euro 7.39 billion in the nine months).
•	Adjusted operating profit excluding Saipem: euro 0.6 billion in the quarter (down 79%); euro 3.51 billion for the nine months (down 60%).
•	Adjusted net profit excluding Saipem: loss of euro 0.29 billion in the quarter; euro 0.76 billion for the nine months (down 76%).
•	Net loss: euro 0.95 billion for the quarter; euro 0.36 billion in the nine months.
•	Net borrowings: euro 18.41 billion at the end of September; leverage at 0.30 (0.22 as of December 31, 2014).

(1) This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2) Operating profit.
(3) Free cash flow: net cash provided by operating activities less capex.
(4) Capital expenditure and investments; outlook normalized to consider exchange differences and other changes.
(5) Net cash provided by operating activities.

Claudio Descalzi, Chief Executive Officer, commented:
"Saipem’s stake sale and deconsolidation marks another significant step in Eni’s transformation as we refocus on our core business. It increases our financial flexibility, freeing up resources to support our strategic plan. In the meantime we retain a significant share in Saipem and we will participate in its capital increase, strengthening its financial solidity and the execution of its new business plan. In the quarter, despite a weak oil price environment, Eni continued to deliver strong growth in upstream and important progress in restructuring the mid and downstream businesses. In E&P, we have increased our full year production guidance for the second time this year, almost doubling our original target. We have also more than doubled our resources target after discovering 1.2 billion barrels of new resources over the past nine months. This has all been achieved at a lower exploration cost. Meanwhile, we have improved our guidance for G&P, while R&M and Chemicals are on track to deliver an excellent performance and positive cash generation in 2015. These businesses continue to benefit from the restructuring and efficiency initiatives we have been implementing and from the favorable pricing environment. These actions, along with the further optimization of our investments during the year and the improvement of our operational cost structure, will allow us to cover our investments in 2015 with organic cash flow, excluding Saipem and considering a 55 $/bl oil price scenario."

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
3,032	762	752	(75.2)	Adjusted operating profit (b)	9,251	3,081	(66.7)
2,877	1,502	604	(79.0)	Adjusted operating profit excluding Saipem	8,803	3,513	(60.1)
1,169	139	(257)	..	Adjusted net profit	3,243	530	(83.7)
0.32	0.04	(0.07)	..	- per share (euro) (c)	0.90	0.15	..
0.85	0.09	(0.16)	..	- per ADR ($) (c) (d)	2.44	0.33	..
1,127	448	(289)	..	Adjusted net profit excluding Saipem	3,108	759	(75.6)

1,714	(113)	(952)	..	Net profit	3,675	(361)	..
0.48	(0.04)	(0.26)	..	- per share (euro) (c)	1.02	(0.10)	..
1.27	(0.09)	(0.58)	..	- per ADR ($) (c) (d)	2.76	(0.22)	..
3,984	3,374	1,710	(57.1)	Net cash provided by operating activities	9,724	7,388	(24.0)

(a) Attributable to Eni's shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" of the Interim consolidated report as of June 30, 2015 and of the Integrated Annual Report 2014. Adjusted operating profit and adjusted net profit are non-GAAP measures.
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the third quarter of 2015, adjusted operating profit was euro 0.6 billion, down by 79% from the third quarter of 2014 (excluding Saipem, which reported a profit of euro 0.15 billion). This reflected a lower contribution from the E&P segment (down by euro 2.3 billion, or 76%) driven by sharply lower oil prices (down by approximately 51%), partly offset by production growth, cost efficiencies and the depreciation of the euro against the dollar (down 16%). The G&P segment reported a greater loss (down by euro 0.29 billion) mainly due to the reversal of gas prepaid in previous years at prices higher than the current cost of supplies and an unfavorable trading environment impacting certain sales to large clients.
The R&M and Chemicals segment reported a marked improvement (up by euro 0.32 billion) due to an ongoing recovery in both margins and volumes which coupled with efficiency measures and capacity optimizations strengthened the profitability of both businesses.
The Group's consolidated adjusted operating profit for the third quarter of 2015 was euro 0.75 billion, down by euro 2.3 billion, or 75% y-o-y.
In the first nine months of 2015, adjusted operating profit excluding Saipem was euro 3.51 billion, down by euro 5.3 billion, or 60% due to a negative commodity environment (euro 6.1 billion), partially offset by production growth and efficiency and optimization gains of euro 0.8 billion. Group's consolidated adjusted operating profit for the first nine months amounted to euro 3.1 billion, down by euro 6.2 billion, or 67% y-o-y, due to Saipem declining performance because of the extraordinary loss accounted in the second quarter of 2015.

Adjusted net profit
In the third quarter of 2015, adjusted net profit excluding Saipem was euro 0.29 billion, down by euro 1.42 billion y-o-y. The reduction was driven by lower operating profit and a higher consolidated tax rate, which increased to 143% due to the E&P segment. This was impacted by a deteriorating price scenario, which resulted in the segment taxable profit being earned in countries with higher rates of taxes and being impacted to a larger extent by certain expenses that could not be deducted from taxable profit among which successful exploration costs relating to projects yet to be sanctioned. The Group’s consolidated adjusted net loss for the third quarter was euro 0.26 billion, from an adjusted net profit of euro 1.17 billion reported a year ago.
In the first nine months of 2015, adjusted net profit excluding Saipem amounted to euro 0.76 billion, down by 76% y-o-y. Group's consolidated adjusted net profit for the first nine months was euro 0.53 billion, 83.7% lower compared to the first nine months of 2014; the tax rate registered an increase of 30 percentage points driven by the trends previously disclosed for the quarter and the circumstance that Saipem loss was non-deductible for tax purposes.

Operating cash flow
In the first nine months of 2015, cash flow from operating activities of euro 7.39 billion and divestment proceeds of euro 0.91 billion relating to non-strategic assets mainly in the Exploration & Production segment funded a fair share of capital expenditure incurred in the period (euro 8.65 billion). Eni's shareholders remuneration amounted to euro 3.43 billion relating to the balance dividend for the year 2014 and the interim dividend for the year 2015. As of September 30, 2015, net borrowings had increased by euro 4.73 billion to euro 18.41 billion, compared to December 31, 2014.
Compared to June 30, 2015, net borrowings increased by euro 1.94 billion due to cash outflows relating to the interim dividend for 2015 (euro 1.42 billion) and capital expenditure incurred in the period (euro 2.42 billion). These were partially offset by cash flow from operations (euro 1.71 billion) which was negatively influenced by lower receivables due beyond the end of the reporting period being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 0.21 billion from June 30, 2015).
As of September 30, 2015, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage6 – increased to 0.30, compared to 0.22 as of December 31, 2014. This trend was due to increased net borrowings partly offset by higher total equity, which was helped by a sizable appreciation of the US dollar against the euro in the translation of the financial statements of Eni’s subsidiaries that use the US dollar as functional currency, resulting in an equity gain of euro 3.33 billion. The US dollar was up by 7.7% compared to the closing of the previous reporting period at December 31, 2014 and September 30, 2015.

Business developments

Eni made a world-class gas discovery at the Zohr exploration prospect in the deep waters of the Egyptian section of the Mediterranean Sea. This field is estimated to retain 30 trillion cubic feet of gas in place. The discovery could grant energy independence to the Country for many years to come.

Eni made an important gas and condensates discovery in the Nooros exploration prospect, located in the Abu Madi West license in the shallow waters of the Nile Delta. The discovery was put into production in two months time through a tie-in to the existing Abu Madi gas treatment plant, located 25 kilometers far from the field.

Eni made a gas and condensates discovery in the prospection permit Nkala Marine in the Marine XII block in the shallow waters of Congo. The discovery is the latest of a strong track record which includes Litchendjili, Nené Marine and Minsala Marine.

Eni’s move into the upstream sector of Mexico was signaled by the Production Sharing Contract as operator (Eni’s interest 100%) of the Block 1 to develop the oilfields of Amoca, Miztón e Tecoalli, in the shallow waters of the Southern section of the Gulf of Mexico. These fields are estimated to retain 800 million barrels of oil and 480 billion cubic feet of associated gas in place.

Eni licensed to Total the use of the Eni’s Slurry Technology (EST) for converting heavy and extra-heavy feedstock in the refining process.

Eni started production at the giant Perla gas field, offshore Venezuela, holding a potential of up to 17 Tcf of gas in place (or 3.1 billion boe). Perla is one of Eni’s most important start-ups of 2015 and has been developed in just 5 years, an industry-leading time-to-market. A production plateau of approximately 1,200 mmcf/d is expected by 2020. Gas is sold to the national oil and gas company PDVSA under a Gas Sales Agreement running until 2036.

Eni finalized a preliminary agreement with KazMunayGas to acquire 50% of the mineral rights in the Isatay block in the Caspian Sea.

Eni signed agreements to sell 1.4 mmtonnes/y of liquefied natural gas from the Eni-operated Jangkrik field (Eni’s interest 55%) to the Indonesian state-run company PT Pertamina, starting from 2017. These agreements will support the development of Jangkrik.

In Ghana, the final investment decision for the integrated Offshore Cape Three Points (OCTP) oil and gas project (Eni 47.22%, operator) was sanctioned. The first oil is expected in 2017.

Eni finalized an agreement in Egypt to invest up to $5 billion (at 100%) in the development of the Country’s oil and gas reserves. In addition, Eni revised certain ongoing oil contracts, with the economic effects retroactive to January 1, 2015. The agreement also comprised new measures to reduce overdue amounts of trade receivables relating to hydrocarbon supplies to Egyptian state-owned companies.

Eni was awarded three Concession Agreements in Egypt, for the Southwest Melehia block in the western desert, as well as the Karawan and North Leil blocks in the Mediterranean Sea. In October 2015, Eni was awarded two offshore blocks, North El Hammad

(6) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 26 for leverage.

(operated by Eni with a 37.5% interest) and North Ras El Esh (Eni’s interest 50%).

Eni made a gas discovery in the Latif block (Eni 33.3%) in Pakistan.

In Myanmar, Eni was awarded two Production Sharing Contracts (PSCs) for the exploration of the offshore blocks MD-02 and MD-04.

In Norway, Eni acquired the 40% interest and the operatorship of the exploration license PL 806 in the Barents Sea and the 13.12% interest in PL 044C license in the North Sea.

In the United Kingdom, Eni was awarded four licenses in the Central North Sea and finalized the acquisition of three licenses in the southern area of the North Sea.

In Angola, Eni sanctioned a three-year extension of the exploration period of the Block 15/06, where the first oil from the West Hub development project was achieved at the end of 2014.

Outlook

The outlook 2015 features a slowdown in the global economic growth caused by the reduced pace of activity in China and other emerging economies. These trends drove downwards the prices of commodities. Against this backdrop, crude oil prices have contracted markedly, falling below the 50 $/bl mark during summer months. The fundamentals of the oil market remain weak due to oversupplied global markets and uncertainties about the resilience of demand, which in the course of 2015 has shown a noticeable recovery till now. Crude oil prices for the FY 2015 are forecasted to be significantly lower than the previous year. In the Exploration & Production segment, management will carry out efficiency initiatives relating to operating costs and optimize investments, while retaining a strong focus on project execution and time-to-market delivery in order to cope with the negative impact of a lower oil price environment. In the downstream sectors of gas, refining and chemicals, considering the structural issues of overcapacity and competitive pressure on a global scale, management has targeted executed efficiency measures, contract renegotiations and capacity optimizations in order to achieve structurally positive results and cash flows.

Management expects the following production and sales trends for Eni's businesses:
- Hydrocarbon production: production is expected to achieve strong growth, increasing by approximately 9% from 2014 driven by new field start-ups and ramp-ups in 2014 mainly in Venezuela, Norway, the United States, Angola, Egypt and Congo in additions to projected higher volumes in Libya;
- Gas sales: excluding the impact of the divestment of Eni’s assets in Germany and the unusual weather conditions in 2014, natural gas sales are expected to remain stable compared to 2014. Management intends to leverage on marketing innovation in the wholesale and retail markets in order to mitigate competitive pressures. Based on the marketing initiatives and the renegotiations performed till now, a substantial recovery of prepaid gas volumes in previous reporting periods is expected compared to amounts outstanding as of December 31, 2014;
- Refining throughputs on Eni’s account: excluding the impact of the divestment of the Company's share of capacity in the CRC refinery in the Czech Republic, completed in April 30, 2015, volumes are expected to increase from 2014 driven by a favorable trading environment and better plant performance on the back of yield ramp-up at the EST conversion unit of the Sannazzaro refinery. Production of bio-fuels is projected to increase at the restructured Venice plant;
- Retail sales of refined products in Italy and the Rest of Europe: retail sales in Italy are expected to slightly decline compared to 2014 due to strong competitive pressure, against the backdrop of improving trends in fuel demand. The proprietary network is expected to perform well. Outside Italy, retail sales are expected to slightly increase, excluding the impact of the divestment of the Company’s retail networks in Eastern Europe.

In 2015, in the context of lower oil prices, Eni’s management plans to implement capital project optimization and rescheduling which will reduce expenditure compared to the 2014 levels by approximately 17%, excluding the impact of the US dollar exchange rate and other changes. These initiatives are estimated to have a limited impact on our production growth outlook in the near to medium term. When excluding Saipem, capex is expected to be self-financed through operating cash flow as early as in 2015 at a Brent scenario of 55 $/bl. Leverage is expected well below the 0.30 threshold thanks to the Saipem transaction.

In this press release on the Group consolidated accounts for the nine-month period ended September 30, 2015, results and cash flow are presented for the third and second quarter of 2015, and for the third quarter of 2014 and for the nine months 2015 and 2014. Information on liquidity and capital resources relates to the period ends as of September 30, 2015, June 30, 2015, and December 31, 2014. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2014 annual report on form 20-F filed with the US SEC on April 2, 2015 which investors are urged to read.

New segmental reporting of Eni
Eni’s segmental reporting is established on the basis of the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance. Effective January 1, 2015, Eni’s segment information was modified to align Eni’s reportable segments to certain changes in the organization and in profit accountability defined by Eni’s top management. The main changes adopted compared to the previous setup of the segment information related to:
• Results of the oil and products trading activities and related risk management activities were transferred to the Gas & Power segment, consistently with the new organizational setup. In previous reporting periods, results of those activities were reported within the Refining & Marketing segment as part of a reporting structure which highlighted results for each stream of commodities;
• R&M and Chemicals operating segments are now combined into a single reportable segment because a single manager is accountable for both the two segments and they show similar long-term economic performance;
• The previous reporting segments "Corporate and financial companies" and "Other activities" have been combined being residual components of the Group.
The comparative reporting periods of this press release have been restated consistently with the new segmental reporting adopted by the Group. In the table below the key performance indicators of segmental reporting are furnished with reference to the full year 2014 and quarterly reporting periods presented herein as restated in accordance with the new reportable segments adopted by Eni.

(euro million)

AS REPORTED	E&P	G&P	R&M	Versalis	E&C	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Third quarter 2014
Net sales from operations	7,285	5,533	14,539	1,285	3,509	308	17	(5,876)	26,600
Operating profit	3,072	(352)	(219)	(120)	150	(69)	(27)	144	2,579
Adjusted operating profit	3,088	(109)	39	(98)	155	(65)	(42)	64	3,032
Nine months 2014
Net sales from operations	22,087	20,315	43,225	4,089	9,475	979	51	(17,065)	83,156
Operating profit	9,293	301	(842)	(406)	441	(212)	(172)	77	8,480
Adjusted operating profit	9,519	202	(403)	(280)	448	(204)	(130)	99	9,251
Full year 2014
Net sales from operations	28,488	28,250	56,153	5,284	12,873	1,378	78	(22,657)	109,847
Operating profit	10,766	186	(2,229)	(704)	18	(246)	(272)	398	7,917
Adjusted operating profit	11,551	310	(208)	(346)	479	(265)	(178)	231	11,574

Assets directly attributable	68,113	16,603	12,993	3,059	14,210	1,042	258	(486)	115,792

(euro million)

AS RESTATED	E&P	G&P	R&M and Chemicals	E&C	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Third quarter 2014
Net sales from operations	7,285	17,311	7,859	3,509	318	(9,682)	26,600
Operating profit	3,072	(414)	(277)	150	(96)	144	2,579
Adjusted operating profit	3,088	(180)	12	155	(107)	64	3,032
Nine months 2014
Net sales from operations	22,087	55,252	22,314	9,475	1,009	(26,981)	83,156
Operating profit	9,293	178	(1,125)	441	(384)	77	8,480
Adjusted operating profit	9,519	76	(557	448	(334)	99	9,251
Full year 2014
Net sales from operations	28,488	73,434	28,994	12,873	1,429	(35,371)	109,847
Operating profit	10,766	64	(2,811)	18	(518)	398	7,917
Adjusted operating profit	11,551	168	(412)	479	(443)	231	11,574

Assets directly attributable	68,113	19,342	13,313	14,210	1,300	(486)	115,792

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b. Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Other information
Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2015, Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

* * *

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the third quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts
Press Office: +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the first nine months of 2015 results (unaudited) is also available on Eni’s website eni.com.

Quarterly consolidated report Summary results for the third quarter and the first nine months of 2015
(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

26,600	22,193	18,807	(29.3)	Net sales from operations	83,156	64,786	(22.1)
2,579	394	61	(97.6	Operating profit	8,480	2,006	(76.3)
190	(66)	486		Exclusion of inventory holding (gains) losses	205	545
263	434	205		Exclusion of special items	566	530

3,032	762	752	(75.2)	Adjusted operating profit	9,251	3,081	(66.7)

				Breakdown by segment:
3,088	1,533	757	(75.5)	Exploration & Production	9,519	3,245	(65.9)
(180)	31	(469)	..	Gas & Power	76	(144)	..
12	105	335	..	Refining & Marketing and Chemicals	(557)	561	..
155	(740)	148	(4.5)	Engineering & Construction	448	(432)	..
(107)	(123)	(56)	47.7	Corporate and other activities	(334)	(268)	19.8
64	(44)	37		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	99	119

2,877	1,502	604	(79.0)	Adjusted operating profit excluding Saipem	8,803	3,513	(60.1)

(166)	(256)	(214)		Net finance (expense) income (b)	(639)	(655)
107	152	4		Net income from investments (b)	588	455
(1,766)	(965)	(775)		Income taxes (b)	(5,840)	(2,717)
59.4	146.7	143.0		Tax rate (%)	63.5	94.3

1,207	(307)	(233)	..	Adjusted net profit	3,360	164	(95.1)

1,714	(113)	(952)	..	Net profit attributable to Eni's shareholders	3,675	(361)	..
133	(46)	332		Exclusion of inventory holding (gains) losses	144	373
(678)	298	363		Exclusion of special items	(576)	518

1,169	139	(257)	..	Adjusted net profit attributable to Eni's shareholders	3,243	530	(83.7)

1,127	448	(289)	..	Adjusted net profit attributable to Eni's shareholders excluding Saipem	3,108	759	(75.6)

				Net profit attributable to Eni's shareholders
0.48	(0.04)	(0.26)	..	per share (euro)	1.02	(0.10)	..
1.27	(0.09)	(0.58)	..	per ADR ($)	2.76	(0.22)	..
				Adjusted net profit attributable to Eni's shareholders
0.32	0.04	(0.07)	..	per share (euro)	0.90	0.15	(83.3)
0.85	0.09	(0.16)	..	per ADR ($)	2.44	0.33	(86.5)
3,608.3	3,601.1	3,601.1		Weighted average number of outstanding shares (c)	3,612.7	3,601.1
3,984	3,374	1,710	(57.1)	Net cash provided by operating activities	9,724	7,388	(24.0)

3,083	3,338	2,416	(21.6)	Capital expenditure	8,607	8,653	0.5

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

101.85	61.92	50.26	(50.7)	Average price of Brent dated crude oil (a)	106.57	55.39	(48.0)
1.325	1.105	1.112	(16.1)	Average EUR/USD exchange rate (b)	1.355	1.114	(17.8)
76.87	56.04	45.20	(41.2)	Average price in euro of Brent dated crude oil	78.65	49.72	(36.8)
4.39	9.13	10.04	..	Standard Eni Refining Margin (SERM) (c)	2.62	8.91	..
7.03	6.84	6.42	(8.7)	Price of NBP gas (d)	8.18	6.84	(16.4)
0.20	(0.01)	0.00	..	Euribor - three-month euro rate (%)	0.30	0.00	..
0.20	0.28	0.31	55.0	Libor - three-month dollar rate (%)	0.20	0.28	40.0

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Reported
In the third quarter of 2015 Eni reported an operating profit of euro 61 million and a net loss of euro 952 million, compared to an operating profit and net profit of euro 2,579 million and euro 1,714 million, respectively in the third quarter of 2014. Operating performance was negatively impacted by sharply lower Brent prices (down by 51%) reflected in lower revenues from the E&P segment and lower carrying amounts of oil and products inventories under the weighted-average cost accounting. Furthermore, the Gas & Power segment reported a negative performance (an operating loss of euro 577 million) due to the reversal of natural gas volumes prepaid in previous years, whose carrying costs were higher than the current average supply cost of the Eni gas portfolio, and an unfavorable trading environment impacting certain sales to large clients.
These negatives were partly offset by higher production volumes, the depreciation of the euro against the dollar and progress made in efficiency programs and capacity optimization, mainly in the Chemical business (up euro 236 million). The net loss reported in the third quarter of 2015 was significantly impacted by a higher consolidated tax rate mainly in the E&P segment.
In the first nine months of 2015 Eni reported a lowered operating performance (down by 76%) and a net loss of euro 361 million. These trends were affected by the same drivers disclosed for the quarterly results, as well as by the extraordinary loss incurred by Saipem (down euro 1,076 million) in the second quarter of 2015.

Adjusted
In the third quarter of 2015 adjusted operating profit excluding Saipem profit was euro 604 million, declining by 79% from the third quarter of 2014 (euro 3,513 million, down by 60.1% in the nine months). Adjusted net loss attributable to Eni’s shareholders excluding Saipem contribution, was euro 289 million in the third quarter of 2015, down by euro 1,416 million from the third quarter of 2014 (in the first nine months of 2015 adjusted net loss declined by euro 2,349 million compared to same period of the previous year, or down by 75.6%).
Group's adjusted operating profit for the third quarter of 2015 was euro 752 million, down by 75.2%; adjusted net loss of euro 257 million was down by euro 1,426 million compared to an adjusted net profit reported in the same quarter of the previous year.
Positive adjustments to adjusted net profit of euro 695 million related to an inventory loss of euro 332 million and special charges of euro 363 million, net of tax. Furthermore, adjusted operating profit also takes into account exchange rate differences and exchange rate derivatives, which are entered into to manage exposure to exchange rate risk in commodity pricing formulas and trade receivables or payables denominated in a currency other than the functional currency (a gain of euro 20 million).
In the nine months of 2015, Group's adjusted operating profit of euro 3,081 million declined by 66.7%; adjusted net profit of euro 530 million was 83.7% lower than the previous year. The net result excluded an inventory loss (euro 373 million) and special charges (euro 518 million), resulting in an overall positive adjustment of euro 891 million.

Special items of the operating profit (net charges of euro 205 million and euro 530 million, in the third quarter and the first nine months of 2015, respectively) comprised: (i) gains on the divestment of non-strategic oil&gas assets (euro 385 million in the first nine months of 2015), mainly in Nigeria; (ii) the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (gains of euro 134 million and charges of euro 23 million in the third quarter and the first nine months of 2015, respectively); (iii) impairment losses (euro 29 million and euro 380 million in the two reporting periods, respectively) mainly relating to vessels and logistical hubs in the Engineering & Construction segment (euro 211 million) due to expected lower utilization rates, an oil&gas property in the United Kingdom and investments made for compliance and stay-in-business purposes at cash generating units that were completely written-off in previous reporting periods in the Refining & Marketing and Chemicals segment; (iv) environmental provisions (euro 32 million and euro 176 million in the quarter and the first nine months, respectively) and provisions for redundancy incentives (euro 13 million and euro 29 million, respectively); (v) a charge of euro 205 million accounted for in the third quarter of 2015 due to an estimate revision of revenues accrued on the sale of electricity to retail customers in Italy along the latest five exercises. A comparable review of the same estimation procedure is ongoing and relates to the sale of gas to retail customers in Italy. The outcome of this review, which is expected to be finished by the fourth quarter of 2015, could result in significant adjustments to the estimation of gas revenues accrued and yet to be billed to end customers.

Non-operating special items excluded from the adjusted results mainly comprised of the negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem’s future exposure on acquired contracts for the parts yet to be executed (charge of euro 49 million in the first nine months of 2015). Special items on income taxes related to the tax effects of special gains/charges in operating profit and a reversal of deferred taxation due to changes in the United Kingdom tax law.

Summarized Balance Sheet7

(euro million)

Dec. 31, 2014	June 30, 2015	Sept. 30, 2015	Change vs. Dec. 31, 2014	Change vs. June 30, 2015

Fixed assets
Property, plant and equipment	71,962	76,845	75,894	3,932	(951)
Inventories - Compulsory stock	1,581	1,571	1,330	(251)	(241)
Intangible assets	3,645	3,551	3,465	(180)	(86)
Equity-accounted investments and other investments	5,130	5,575	5,394	264	(181)
Receivables and securities held for operating purposes	1,861	2,196	2,305	444	109
Net payables related to capital expenditure	(1,971)	(2,037)	(1,823)	148	214

	82,208	87,701	86,565	4,357	(1,136)
Net working capital
Inventories	7,555	7,386	7,642	87	256
Trade receivables	19,709	18,293	15,842	(3,867)	(2,451)
Trade payables	(15,015)	(14,253)	(12,453)	2,562	1,800
Tax payables and provisions for net deferred tax liabilities	(1,865)	(2,314)	(1,586)	279	728
Provisions	(15,898)	(16,387)	(16,217)	(319)	170
Other current assets and liabilities	222	1,121	1,123	901	2

	(5,292)	(6,154)	(5,649)	(357)	505
Provisions for employee post-retirement benefits	(1,313)	(1,304)	(1,337)	(24)	(33)
Assets held for sale including related liabilities	291	106	9	(282)	(97)

CAPITAL EMPLOYED, NET	75,894	80,349	79,588	3,694	(761)

Eni shareholders’ equity	59,754	61,891	59,155	(599)	(2,736)
Non-controlling interest	2,455	1,981	2,019	(436)	38
Shareholders’ equity	62,209	63,872	61,174	(1,035)	(2,698)
Net borrowings	13,685	16,477	18,414	4,729	1,937

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	75,894	80,349	79,588	3,694	(761)

Leverage	0.22	0.26	0.30	0.08	0.04

The Summarized Group Balance Sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed and total equity of euro 3,227 million and euro 3,325 million respectively, while net borrowings decreased by euro 98 million. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 7.7% appreciation of the US dollar against the euro (1 EUR = 1.12 USD at September 30, 2015 compared to 1.214 at December 31, 2014).

Fixed assets (euro 86,565 million) increased by euro 4,357 million from December 31, 2014. This trend was attributable to favorable currency movements, capital expenditure (euro 8,653 million) partly offset by depreciation, depletion, amortization and impairment charges of euro 8,505 million.

Net working capital (negative euro 5,649 million) decreased by euro 357 million. This reflected a lower balance of trade receivables and trade payables (down by euro 1,305 million) mainly in the G&P segment. This was offset by increased other current assets and liabilities (up by euro 901 million) following the increase in net balances due to Eni by joint venture partners in the Exploration & Production segment, partly offset by the reversal of the deferred costs related to pre-paid gas volumes in previous reporting periods in the G&P segment.

Shareholders’ equity including non-controlling interest was euro 61,174 million, representing a decrease of euro 1,035 million from December 31, 2014. This was due to dividend distribution and other changes of euro 3,485 million (euro 3,457 million being the 2014 balance dividend and the interim dividend for 2015 paid to Eni’s shareholders and dividends to non-controlling interests). This was offset by comprehensive income for the period (euro 2,450 million) related to a net loss from the profit and loss account (euro 855 million) more than offset by other items of the comprehensive income, notably the positive foreign currency translation differences (euro 3,325 million).

(7) The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement8

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015	Change

1,596	(561)	(912)	Net profit	3,514	(855)	(4,369)
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,608	3,343	2,854	- depreciation, depletion and amortization and other non monetary items	7,546	8,502	956
(86)	(22)	(99)	- net gains on disposal of assets	(106)	(449)	(343)
791	1,003	912	- dividends, interest, taxes and other changes	5,004	2,714	(2,290)
1,069	802	79	Changes in working capital related to operations	(620)	1,297	1,917
(1,994)	(1,191)	(1,124)	Dividends received, taxes paid, interest (paid) received	(5,614)	(3,821)	1,793

3,984	3,374	1,710	Net cash provided by operating activities	9,724	7,388	(2,336)
(3,083)	(3,338)	(2,416)	Capital expenditure	(8,607)	(8,653)	(46)
(91)	(47)	(63)	Investments and purchase of consolidated subsidiaries and businesses	(284)	(171)	113
217	97	261	Disposals	3,231	905	(2,326)
44	220	(315)	Other cash flow related to capital expenditure, investments and disposals	(47)	(691)	(644)

1,071	306	(823)	Free cash flow	4,017	(1,222)	(5,239)
60	197	52	Borrowings (repayment) of debt related to financing activities	96	77	(19)
(143)	(267)	2,169	Changes in short and long-term financial debt	205	3,332	3,127
(2,075)	(2,019)	(1,435)	Dividends paid and changes in non-controlling interest and reserves	(4,310)	(3,454)	856
40	(21)	3	Effect of changes in consolidation and exchange differences	32	85	53

(1,047)	(1,804)	(34)	NET CASH FLOW	40	(1,182)	(1,222)

Change in net borrowings

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015	Change

1,071	306	(823)	Free cash flow	4,017	(1,222)	(5,239)
			Net borrowings of acquired companies	(19)		19
		65	Net borrowings of divested companies		83	83
(232)	376	256	Exchange differences on net borrowings and other changes	(562)	(136)	426
(2,075)	(2,019)	(1,435)	Dividends paid and changes in non-controlling interest and reserves	(4,310)	(3,454)	856
(1,236)	(1,337)	(1,937)	CHANGE IN NET BORROWINGS	(874)	(4,729)	(3,855)

In the first nine months of 2015, net cash provided by operating activities amounted to euro 7,388 million. Proceeds from disposals were euro 905 million and mainly related to the divestment of non-strategic assets in the Exploration & Production segment. These inflows funded a fair share of the capital expenditure for the period (euro 8,653 million) and the payment of the 2015 interim dividend and the balance dividend for 2014 (euro 3,434 million) to Eni’s shareholders. The Group’s net debt increased by euro 4,729 million from December 31, 2014 to euro 18,414 million as of September 30, 2015.

Financial and operating information by segment for the third quarter and the first nine months of 2015 is provided in the following pages.

(8) Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Exploration & Production

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

				RESULTS	(euro million)
7,285	6,200	5,047	(30.7)	Net sales from operations		22,087	16,459	(25.5)
3,072	1,471	701	(77.2)	Operating profit		9,293	3,470	(62.7)
16	62	56		Exclusion of special items:		226	(225)
(4)	49			- asset impairments		183	49
	(4)	(38)		- gains on disposal of assets		2	(376)
				- risk provisions		(5)
1	9	7		- provision for redundancy incentives		21	17
1	20	(5)		- commodity derivatives		3	26
15	(3	12		- exchange rate differences and derivatives		22	(8)
3	(9)	80		- other			67
3,088	1,533	757	(75.5)	Adjusted operating profit		9,519	3,245	(65.9)
(87)	(69)	(73)		Net financial income (expense) (a)		(221)	(210)
92	123	6		Net income (expense) from investments (a)		238	153
(1,869)	(1,016)	(760)		Income taxes (a)		(5,848)	(2,569)
60.4	64.0	110.1		Tax rate (%)		61.3	80.6
1,224	571	(70)	..	Adjusted net profit		3,688	619	(83.2)

				Results also include:
2,018	2,498	2,238	10.9	- amortization and depreciation		6,279	6,980	11.2
				of which:
352	238	280	(20.5)	exploration expenditure		1,168	799	(31.6)
275	167	214	(22.2)	- amortization of exploratory drilling expenditure and other		933	597	(36.0)
77	71	66	(14.3)	- amortization of geological and geophysical exploration expenses		235	202	(14.0)
2,712	3,194	2,185	(19.4)	Capital expenditure		7,400	7,980	7.8
				of which:
287	205	246	(14.3)	- exploratory expenditure (b)		984	693	(29.6)

				Production (c) (d)
812	903	868	6.9	Liquids (e)	(kbbl/d)	815	877	7.6
4,197	4,676	4,582	9.2	Natural gas	(mmcf/d)	4,204	4,618	10.1
1,576	1,754	1,703	8.1	Total hydrocarbons	(kboe/d)	1,581	1,718	8.7

				Average realizations
92.61	55.60	43.97	(52.5)	Liquids (e)	($/bbl)	97.46	49.59	(49.1)
6.49	4.63	4.45	(31.5)	Natural gas	($/kcf)	6.95	4.72	(32.0)
66.39	41.96	34.57	(47.9)	Total hydrocarbons	($/boe)	69.98	38.37	(45.2)

				Average oil market prices
101.85	61.92	50.26	(50.7)	Brent dated	($/bbl)	106.57	55.39	(48.0)
76.87	56.04	45.20	(41.2)	Brent dated	(euro/bbl)	78.65	49.72	(36.8)
97.48	57.84	46.37	(52.4)	West Texas Intermediate	($/bbl)	99.76	50.92	(49.0)
3.94	2.73	2.75	(30.2)	Gas Henry Hub	($/mmbtu)	4.57	2.78	(39.2)

(a) Excluding special items
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 33.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results
In the third quarter of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 757 million, down by euro 2,331 million, or 75.5% from the third quarter of 2014. This result was driven by lower oil and gas realizations in dollar terms (down by 52.5% and 31.5%, respectively), reflecting the lower price for Brent (down by 50.7%) and lower gas prices in Europe and in the United States, while being only partially offset by a favorable exchange rate environment, higher production volumes, opex efficiencies and lower exploration costs.

Considering the marked decline in the prices of commodities recorded in the course of 2015, Eni calculated the DD&A charge of its oil&gas properties for the third quarter of 2015 on the basis of a reviewed unit-of-production rate. This was determined by estimating the impact of price changes on entitlements of proved developed reserves at all of Eni's PSAs contracts. The reference price for this review was $63 per barrel of Brent price corresponding with the average rolling prices registered for the twelve months ended as of September 30, 2015 (unweighted arithmetic average of the first-day-of-the-month price for each of the twelve months).

Adjusted net loss for the quarter amounted to euro 70 million. This represented a decrease of euro 1,294 million from the euro 1,224 million profit registered in the same period of the previous year, due to lower operating performance and a higher tax rate (110.1%). This was impacted by a deteriorating price scenario, which resulted in the segment taxable profit being earned in countries with higher rates of taxes and being impacted to a larger extent by certain expenses that could not be deducted from taxable profit among which successful exploration costs relating to projects yet to be sanctioned.

In the first nine months of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 3,245 million, down by euro 6,274 million, or 65.9% y-o-y, due to the same drivers of the quarter.

Adjusted operating profit for the first nine months of 2015 excluded a negative adjustment of euro 225 million. This was due to gains on asset disposals (euro 376 million) mainly in Nigeria, partly offset by asset impairment in the United Kingdom (euro 49 million) and losses on fair-valued derivatives embedded in the pricing formulas of long-term gas supply agreements (euro 26 million).

Adjusted net profit of the first nine months of 2015 amounted to euro 619 million, down by euro 3,069 million, or 83.2% y-o-y. This was due to lower operating performance and a higher tax rate.

Operating review

In the third quarter of 2015, Eni’s hydrocarbon production was 1.703 million boe/d, 8.1% higher than in the third quarter of 2014 (1.718 million boe/d in the first nine months; up by 8.7% from the corresponding period of the previous year). Excluding the price effects reported in Production Sharing Agreements, production increased by 4.3% (up 4.9% in the first nine months). The increase was driven by new field start-ups and the continuing ramp-up of production at fields started in 2014, mainly in Angola, Venezuela, the United States, the United Kingdom and Egypt, which added an estimated 142 kboe/d of new production, as well as higher production in Libya. These positive effects were partly offset by declines in mature fields. The share of oil and natural gas produced outside Italy was 90% in the quarter and in the first nine months of the year (compared to 89% in the corresponding periods a year ago).

Liquids production was 868 kbbl/d, up by 56 kbbl/d, or 6.9% from the third quarter of 2014, with major increases registered in Angola and Egypt. Natural gas production was 4,582 mmcf/d, up by 385 mmcf/d, or 9.2% y-o-y. The declines in the mature fields were more than offset by the contribution of new fields and the ramping up of production at fields started at the end of 2014, mainly in the United Kingdom, Venezuela and the United States, as well as higher production in Libya.

In the first nine months of 2015, liquids production amounted to 877 kbbl/d, up by 62 kbbl/d, or 7.6% compared to the nine months of 2014, mainly due to the start-up of new fields and the ramping up of production at existing fields during the period. Natural gas production for the first nine months of 2015 was 4,618 mmcf/d, up by 414 mmcf/d, or 10.1% compared to the same period a year ago.

The following start-ups were achieved in the first nine months: (i) Kizomba Satellite Phase 2, in Block 15, off Angola, with recoverable resources of 190 million barrels and an expected plateau of 70 kbbl/d; (ii) Cinguvu, in the West Hub Development project in Block 15/06 in Angola. Cinguvu was the second field to come on stream after Sangos in 2014. These two fields are currently producing about 60,000 barrels/d; (iii) Nené Marine field, in Marine XII block in Congo, which started production just eight months after obtaining the production permit. The early production phase is yielding 7.5 kboe/d; (iv) the Hadrian South field, in the Gulf of Mexico flowing at 16 kboe/d net to Eni and the Lucius field with 7 kboe/d net to Eni; and (v) other field start-ups were West Franklin Phase 2 in the United Kingdom, Perla in Venezuela and Eldfisk 2 Phase 1 in Norway.

Gas & Power

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

				RESULTS	(euro million)
17,311	14,263	10,851	(37.3)	Net sales from operations		55,252	41,487	(24.9)
(414)	27	(577)	(39.4)	Operating profit		178	(364)	..
29	48	(43)		Exclusion of inventory holding (gains) losses		(79)	36
205	(44)	151		Exclusion of special items:		(23)	184
	17	(2)		- asset impairments		1	15
1	3	4		- provision for redundancy incentives		2	7
(6)	6	(68)		- commodity derivatives		(285)	(54)
210	(94)	9		- exchange rate differences and derivatives		224	(16)
	24	208		- other		35	232
(180)	31	(469)	..	Adjusted operating profit		76	(144)	..
2	3	1		Net finance income (expense) (a)		6	6
2		(10)		Net income from investments (a)		37	(7)
65	(30)	124		Income taxes (a)		(67)	13
..	88.2	..		Tax rate (%)		56.3	..
(111)	4	(354)	..	Adjusted net profit		52	(132)	..
36	26	36		Capital expenditure		111	80	(27.9)

				Natural gas sales (b)	(bcm)
7.24	10.58	7.82	8.0	Italy		25.69	28.93	12.6
12.38	11.81	12.67	2.3	International sales		39.78	39.57	(0.5)
10.14	9.48	10.08	(0.6)	- Rest of Europe		33.11	32.53	(1.8)
1.53	1.51	1.88	22.9	- Extra European markets		4.45	4.73	6.3
0.71	0.82	0.71		- E&P sales in Europe and in the Gulf of Mexico		2.22	2.31	4.1
19.62	22.39	20.49	4.4	Worldwide gas sales		65.47	68.50	4.6
				of which:
18.23	20.84	19.10	4.8	- Sales of consolidated subsidiaries		59.67	64.17	7.5
0.68	0.73	0.68		- Eni's share of sales of natural gas of affiliates		3.58	2.02	(43.6)
0.71	0.82	0.71		- E&P sales in Europe and in the Gulf of Mexico		2.22	2.31	4.1
8.26	8.35	9.00	9.0	Electricity sales	(TWh)	24.26	25.82	6.4

(a) Excluding special items.
(b) Supplementary operating data is provided on page 34.

Results
In the third quarter of 2015, the Gas & Power segment reported an adjusted operating loss of euro 469 million, down by euro 289 million with respect to the adjusted operating loss of euro 180 million reported in the corresponding period of 2014. This declining performance reflected the reversal of gas prepaid in previous years with a book value higher than the current average supply cost of the Eni gas portfolio and an unfavorable trading environment impacting certain sales to large clients.

Adjusted operating loss for the quarter was calculated by including a positive adjustment of euro 151 million (euro 184 million for the first nine months of the year) relating to: (i) a charge of euro 205 million accounted for in the third quarter of 2015. This was due to an estimate revision of revenues accrued on the sale of electricity to retail customers in Italy in the past five years. A comparable review of the same estimation procedure is ongoing and relates to the sale of gas to retail customers in Italy. The outcome of this review, which is expected to be closed by the fourth quarter of 2015, could result in significant adjustments to the estimation of gas revenues accrued and yet to be billed to end customers; (ii) gains on the fair-value evaluation of certain commodity derivatives contracts (euro 68 million in the quarter; euro 54 million in the first nine months); and (iii) a gain of euro 9 million in the quarter (a charge of euro 16 million in the first nine months) which was due to the reclassification in adjusted results of exchange rate differences and exchange rate derivatives, which are entered into to manage exposure to exchange rate risk in commodity pricing formulas and trade receivables or payables denominated in a currency other than the functional currency.

In the third quarter of 2015, the adjusted net loss amounted to euro 354 million. This represented a decrease of euro 243 million from the same period of the previous year, driven by the same drivers described in the operating profit disclosure.

In the first nine months of 2015, the Gas & Power segment reported an adjusted operating loss of euro 144 million, down by euro 220 million from the euro 76 million profit reported in the first nine months of 2014 due to the same drivers described in the quarter as well as higher one-off effects relating to the renegotiations performed in the corresponding period of 2014 partially offset by higher sales in the retail market.

The Gas & Power segment reported an adjusted net loss of euro 132 million in the first nine months of 2015, down by euro 184 million compared to the euro 52 million net profit reported in the same period of a year ago due to the weaker operating performance and lower results of equity-accounted entities.

Operating review

In the third quarter of 2015, Eni’s natural gas sales were 20.49 bcm, up by 4.4% from the same period of the previous year. Sales in Italy increased by 8% to 7.82 bcm driven by higher spot sales partially offset by slightly lower sales in thermoelectric, medium sized enterprises and services and industrial segments. Sales in the European markets decreased by 3.6% to 8.88 bcm due to lower sales in Benelux, due to lower spot sales and UK due to increasing competitive pressure. These negatives were partly offset by higher sales in Germany/Austria due to higher volumes marketed in the "large" segment and higher sales in Turkey to Botas. Sales to long-term buyers amounted to 1.20 bcm, up by 29% from the corresponding period a year ago. Sales in extra-European markets increased due to higher international LNG sales (up by 22.9%).

In the first nine months of 2015, Eni’s natural gas sales were 68.50 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), up by 3.03 bcm, or 4.6% from the same period of the previous year. Sales in Italy increased by 12.6% to 28.93 bcm due to higher spot sales and more typical weather conditions compared to the corresponding period of the previous year. These positive performances were partially offset by lower volumes marketed to thermoelectric segment due to the competition of other sources (in particular renewables) and a contraction in electricity demand registered in particular in the first part of the year. Sales in the European markets amounted to 29.09 bcm, down by 4.2% from the same period of the previous year. This can be attributed to lower spot sales in Benelux and the United Kingdom as well as Germany/Austria due to the divestment of GVS joint venture occurred in 2014. These issues were partially offset by higher spot sales in France and Turkey due to higher sales to Botas. Sales to long-term buyers amounted to 3.44 bcm, up by 24.6% from the corresponding period a year ago.

Electricity sales were 9 TWh in the third quarter of 2015, increasing by 9% (25.82 TWh, up by 6.4% in the first nine months) compared to the same period a year ago due to better weather conditions and lower hydroelectric production.

Refining & Marketing and Chemicals

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

				RESULTS	(euro million)
7,859	6,695	5,710	(27.3)	Net sales from operations		22,314	17,761	(20.4)
(277)	120	(256)	7.6	Operating profit		(1,125)	(37)	96.7
241	(151)	594		Exclusion of inventory holding (gains) losses		262	310
48	136	(3)		Exclusion of special items:		306	288
5	60	32		- environmental charges		53	112
34	43	25		- asset impairments		219	95
	(4)	(3)		- gains on disposal of assets			(8)
	7	(14)		- risk provisions			(7)
2	(4)	1		- provision for redundancy incentives		9	1
2	27	(60)		- commodity derivatives		(2)	57
(2)	(2)	(1)		- exchange rate differences and derivatives		7	11
7	9	17		- other		20	27
12	105	335	..	Adjusted operating profit		(557)	561	..
111	39	163	46.8	- Refining & Marketing		(276)	294
(99)	66	172		- Chemicals		(281)	267
(2)	(3)	3		Net finance income (expense) (a)		(9)	(1)
28	3			Net income (expense) from investments (a)		66	38
(14)	(26)	(87)		Income taxes (a)		81	(172)
36.8	24.8	25.7		Tax rate (%)		..	28.8
24	79	251	..	Adjusted net profit		(419)	426	..
186	152	131	(29.6)	Capital expenditure		540	386	(28.5)

				Global indicator refining margin

4.39	9.13	10.04	..	Standard Eni Refining Margin (SERM) (b)	($/bbl)	2.62	8.91	..
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.48	5.77	5.84	6.6	Refining throughputs in Italy		15.05	17.39	15.5
6.71	6.59	6.51	(3.0)	Refining throughputs on own account		18.40	20.01	8.8
5.36	5.64	5.75	7.3	- Italy		14.62	17.07	16.8
1.35	0.95	0.76	(43.7)	- Rest of Europe		3.78	2.94	(22.2)
0.03	0.05	0.05	66.7	Green refining throughputs		0.06	0.14	..
2.41	2.29	2.33	(3.3)	Retail sales		6.95	6.66	(4.2)
1.58	1.50	1.56	(1.3)	- Italy		4.63	4.41	(4.8)
0.83	0.79	0.77	(7.2)	- Rest of Europe		2.32	2.25	(3.0)
3.35	2.99	3.07	(8.4)	Wholesale sales		9.00	8.85	(1.7)
2.12	2.01	2.17	2.4	- Italy		5.59	5.89	5.4
1.23	0.98	0.90	(26.8)	- Rest of Europe		3.41	2.96	(13.2)
0.11	0.11	0.11		Wholesale sales outside Europe		0.32	0.32

1,185	1,327	1,521	28.4	Production of petrochemical products	(ktonnes)	3,986	4,278	7.3
1,285	1,275	1,240	(3.5)	Sales of petrochemical products	(euro million)	4,089	3,610	(11.7)

(a) Excluding special items.
(b) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

Results
In the third quarter of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 335 million, up by euro 323 million y-o-y. This positive performance was driven by the improved results of the Refining & Marketing business, which recorded an adjusted operating profit of euro 163 million, up by euro 52 million from the third quarter of 2014. The performance was driven by the improved refining margin scenario, as well as efficiency and optimization initiatives that helped lower the breakeven margin to around $5.5 per barrel. Thanks to these measures, the Company will break even in its refining activity a year earlier than planned, i.e. in 2015 at the current forward scenario. Marketing activity registered a slightly better performance due to efficiency initiatives, which absorbed the effects of competitive pressure.

The Chemical business reported an adjusted operating profit of euro 172 million, up by euro 271 million from the operating loss of euro 99 million reported in the third quarter of 2014. This result was driven by efficiency and optimization initiatives, through the closure/reconversion of loss-making plants and shutdown of non-competitive production lines. Thanks to these measures, the Company has found itself well positioned to leverage an ongoing recovery in the trading environment, particularly in the ethylene, polyethylene and styrene businesses. The latter benefited by a temporary shortage of certain products, unscheduled facility shutdowns and lower competitiveness of imported products reflecting the euro devaluation. In the nine months of 2015 the restarting of production at the Porto Marghera site, following commercial agreements with Shell, also drove the positive performance.

Special charges excluded from adjusted operating profit of the third quarter of 2015 amounted to a net negative of euro 3 million (a net positive amounting to euro 288 million in the nine months). This comprised fair-value evaluation of certain commodity derivatives (gains of euro 60 million in the quarter and charges of euro 57 million in the nine months) lacking the formal criteria to be accounted as hedges under IFRS. Other charges related to impairment losses to write down capital expenditure of the period made at CGUs totally impaired in previous reporting periods (euro 25 million in the quarter and euro 95 million in the nine months of the year) and environmental charges (euro 32 million and euro 112 million in the quarter and in the nine months of the year, respectively).

Adjusted net profit for the third quarter of 2015 amounted to euro 251 million, up by euro 227 million from the third quarter of 2014 due to improved operating performance.

In the first nine months of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 561 million, up by euro 1,118 million from an adjusted net loss of euro 557 million reported in the nine months of 2014.

Adjusted net profit amounted to euro 426 million, up by euro 845 million from the euro 419 million net loss reported in the same period of 2014.

Operating review

In the third quarter of 2015, the Standard Eni Refining Margin (SERM) more than doubled from the level of the third quarter of 2014 (from 4.4 $/bl in the third quarter of 2014 to 10 $/bl in the quarter 2015). This trend reflected lower marker Brent price. However, structural headwinds in the European refining sector remain due to overcapacity and increasing competitive pressure from cheaper streams of products imported from Russia, Asia and the United States.

In this context, Eni’s refining throughputs on own account for the third quarter of 2015 were 6.51 mmtonnes (20.01 mmtonnes in the first nine months of 2015), down by 3% from the third quarter 2014. On a homogeneous basis when excluding the impact of the disposal of the refining capacity in Czech Republic and the reconversion shutdown at Gela refinery, Eni’s refining throughputs increased by 6.9% (19.28 mmtonnes, up by 18.4%, in the first nine months of 2015). Volumes processed in Italy increased by 7.3% and 16.8% in the quarter and in the first nine months of the year, respectively, reflecting a favorable trading environment. On a homogeneous basis volumes increased by 20.1% in the first nine months. The volumes of green feedstock processed at Venice facility reported an increase from 2014 (year of the operations start-up). Outside Italy, Eni’s refining throughputs on a homogeneous basis increased in Germany due to lower facility downtime (up 4.1% in the quarter and up 6.8% in the nine months).

Retail sales in Italy were 1.56 mmtonnes in the third quarter of 2015 (4.41 mmtonnes in the nine months) were barely unchanged from the corresponding period of 2014 (down by approximately 20 ktonnes, or 1.3%). In the first nine months of 2015 retail sales in Italy decreased by approximately 220 ktonnes, or 4.8%, due to increasing competitive pressure. In the third quarter of 2015 Eni’s market share amounted to 24.3%, down by 1 percentage point from the corresponding period of the previous year (25.3%).

Wholesale sales in Italy (2.17 mmtonnes and 5.89 mmtonnes in the third quarter and the first nine months of 2015, respectively) increased by approximately 50 ktonnes, or 2.4% in the quarter; up by 5.4% in the first nine months of 2015, mainly due to higher sales of gasoil and bunkering driven by higher demand. This was partly offset by lower volumes sold of minor products and kerosene. Average market share in the third quarter of 2015 increased by 0.8 percentage points to 27.6%.

Retail sales in the rest of Europe were 0.77 mmtonnes in the third quarter of 2015 (2.25 mmtonnes in the first nine months of 2015), decreased by 7.2% y-o-y (down by 3% in the first nine months) due to the assets disposal in Czech Republic, Slovakia and Romania, partly offset by higher sales in Germany, Austria and Switzerland.

Petrochemical production were 1.52 mmtonnes (4.28 mmtonnes; up 7.3% in the first nine months), increasing by 28.4% from the third quarter of 2014 mainly due to higher intermediates sales.

Summarized Group profit and loss account

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

26,600	22,193	18,807	(29.3)	Net sales from operations	83,156	64,786	(22.1)
247	118	34	(86.2)	Other income and revenues	439	715	62.9
(21,791)	(18,465)	(16,044)	26.4	Operating expenses	(67,853)	(54,610)	19.5
(50)	(276)	(82)	(64.0)	Other operating income (expense)	353	(380)	..
(2,427)	(3,176)	(2,654)	(9.4)	Depreciation, depletion, amortization and impairments	(7,615)	(8,505)	(11.7)

2,579	394	61	(97.6)	Operating profit	8,480	2,006	(76.3)
(318)	(69)	(160)	49.7	Finance income (expense)	(811)	(742)	8.5
114	157	34	(70.2)	Net income from investments	735	488	(33.6)

2,375	482	(65)	..	Profit before income taxes	8,404	1,752	(79.2)
(779)	(1,043)	(847)	(8.7)	Income taxes	(4,890)	(2,607)	46.7
32.8	..	..		Tax rate (%)	58.2	..

1,596	(561)	(912)	..	Net profit	3,514	(855)	..

				of which attributable:
1,714	(113)	(952)	..	- Eni's shareholders	3,675	(361)	..
(118)	(448)	40	..	- non-controlling interest	(161)	(494)	..

1,714	(113)	(952)	..	Net profit attributable to Eni's shareholders	3,675	(361)	..
133	(46)	332		Exclusion of inventory holding (gains) losses	144	373
(678)	298	363		Exclusion of special items	(576)	518
1,169	139	(257)	..	Adjusted net profit attributable to Eni's shareholders (a)	3,243	530	(83.7)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

(euro million)

Nine months 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,470	(364)	(37)	(635)	(348)	(80)	2,006
Exclusion of inventory holding (gains) losses		36	310			199	545

Exclusion of special items:
environmental charges			112		64		176
asset impairments	49	15	95	211	10		380
net gains on disposal of assets	(376)		(8)	1	(2)		(385)
risk provisions			(7)		(9)		(16)
provision for redundancy incentives	17	7	1	4			29
commodity derivatives	26	(54)	57	(6)			23
exchange rate differences and derivatives	(8)	(16)	11				(13)
other	67	232	27	(7)	17		336

Special items of operating profit	(225)	184	288	203	80		530

Adjusted operating profit	3,245	(144)	561	(432)	(268)	119	3,081
Net finance (expense) income (a)	(210)	6	(1)	(4)	(446)		(655)
Net income from investments (a)	153	(7)	38	(20)	291		455
Income taxes (a)	(2,569)	13	(172)	(76)	119	(32)	(2,717)

Tax rate (%)	80.6	..	28.8	..			94.3
Adjusted net profit	619	(132)	426	(532)	(304)	87	164

of which:
- Adjusted net profit of non-controlling interest							(366)
- Adjusted net profit attributable to Eni's shareholders							530

Reported net profit attributable to Eni's shareholders							(361)

Exclusion of inventory holding (gains) losses							373
Exclusion of special items							518

Adjusted net profit attributable to Eni's shareholders							530

(a) Excluding special items.

(euro million)

Nine months 2014	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	9,293	178	(1,125)	441	(384)	77	8,480
Exclusion of inventory holding (gains) losses		(79)	262			22	205

Exclusion of special items:
environmental charges			53		5		58
asset impairments	183	1	219		9		412
net gains on disposal of assets	2			1	(1)		2
risk provisions	(5)				7		2
provision for redundancy incentives	21	2	9	2	3		37
commodity derivatives	3	(285)	(2)	4			(280)
exchange rate differences and derivatives	22	224	7				253
other		35	20		27		82

Special items of operating profit	226	(23)	306	7	50		566

Adjusted operating profit	9,519	76	(557)	448	(334)	99	9,251
Net finance (expense) income (a)	(221)	6	(9)	(4)	(411)		(639)
Net income from investments (a)	238	37	66	27	220		588
Income taxes (a)	(5,848)	(67)	81	(157)	184	(33)	(5,840)

Tax rate (%)	61.3	56.3	..	33.3			63.5
Adjusted net profit	3,688	52	(419)	314	(341)	66	3,360

of which:
- Adjusted net profit of non-controlling interest							117
- Adjusted net profit attributable to Eni's shareholders							3,243

Reported net profit attributable to Eni's shareholders							3,675

Exclusion of inventory holding (gains) losses							144
Exclusion of special items							(576)

Adjusted net profit attributable to Eni's shareholders							3,243

(a) Excluding special items.

(euro million)

Third quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	701	(577)	(256)	153	(62)	102	61
Exclusion of inventory holding (gains) losses		(43)	594			(65)	486

Exclusion of special items:
environmental charges			32				32
asset impairments		(2)	25		6		29
net gains on disposal of assets	(38)		(3)	1	(1)		(41)
risk provisions			(14)		(11)		(25)
provision for redundancy incentives	7	4	1	2	(1)		13
commodity derivatives	(5)	(68)	(60)	(1)			(134)
exchange rate differences and derivatives	12	9	(1)				20
other	80	208	17	(7)	13		311

Special items of operating profit	56	151	(3)	(5)	6		205

Adjusted operating profit	757	(469)	335	148	(56)	37	752
Net finance (expense) income (a)	(73)	1	3	(1)	(144)		(214)
Net income from investments (a)	6	(10)		(10)	18		4
Income taxes (a)	(760)	124	(87)	(63)	20	(9)	(775)

Tax rate (%)	110.1	..	25.7	46.0			143.0
Adjusted net profit	(70)	(354)	251	74	(162)	28	(233)

of which:
- Adjusted net profit of non-controlling interest							24
- Adjusted net profit attributable to Eni's shareholders							(257)

Reported net profit attributable to Eni's shareholders							(952)

Exclusion of inventory holding (gains) losses							332
Exclusion of special items							363

Adjusted net profit attributable to Eni's shareholders							(257)

(a) Excluding special items.

(euro million)

Third quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,072	(414)	(277)	150	(96)	144	2,579
Exclusion of inventory holding (gains) losses		29	241			(80)	190

Exclusion of special items:
environmental charges			5		(21)		(16)
asset impairments	(4)		34		4		34
net gains on disposal of assets					(1)		(1)
risk provisions					1		1
provision for redundancy incentives	1	1	2	1	2		7
commodity derivatives	1	(6)	2	4			1
exchange rate differences and derivatives	15	210	(2)				223
other	3		7		4		14

Special items of operating profit	16	205	48	5	(11)		263

Adjusted operating profit	3,088	(180)	12	155	(107)	64	3,032
Net finance (expense) income (a)	(87)	2	(2)	(1)	(78)		(166)
Net income from investments (a)	92	2	28	12	(27)		107
Income taxes (a)	(1,869)	65	(14)	(67)	139	(20)	(1,766)

Tax rate (%)	60.4	..	36.8	40.4			59.4
Adjusted net profit	1,224	(111)	24	99	(73)	44	1,207

of which:
- Adjusted net profit of non-controlling interest							38
- Adjusted net profit attributable to Eni's shareholders							1,169

Reported net profit attributable to Eni's shareholders							1,714

Exclusion of inventory holding (gains) losses							133
Exclusion of special items							(678)

Adjusted net profit attributable to Eni's shareholders							1,169

(a) Excluding special items.

(euro million)

Second quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	1,471	27	120	(950)	(193)	(81)	394
Exclusion of inventory holding (gains) losses		48	(151)			37	(66)

Exclusion of special items:
environmental charges			60		64		124
asset impairments	49	17	43	211	3		323
net gains on disposal of assets	(4)		(4)		(1)		(9)
risk provisions			7		2		9
provision for redundancy incentives	9	3	(4)	1	1		10
commodity derivatives	20	6	27	(2)			51
exchange rate differences and derivatives	(3)	(94)	(2)				(99)
other	(9)	24	9		1		25

Special items of operating profit	62	(44)	136	210	70		434

Adjusted operating profit	1,533	31	105	(740)	(123)	(44)	762
Net finance (expense) income (a)	(69)	3	(3)	(1)	(186)		(256)
Net income from investments (a)	123		3	(17)	43		152
Income taxes (a)	(1,016)	(30)	(26)	41	56	10	(965)

Tax rate (%)	64.0	88.2	24.8	..			146.7
Adjusted net profit	571	4	79	(717)	(210)	(34)	(307)

of which:
- Adjusted net profit of non-controlling interest							(446)
- Adjusted net profit attributable to Eni's shareholders							139

Reported net profit attributable to Eni's shareholders							(113)

Exclusion of inventory holding (gains) losses							(46)
Exclusion of special items							298

Adjusted net profit attributable to Eni's shareholders							139

(a) Excluding special items.

Breakdown of special items

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

(16)	124	32	Environmental charges	58	176
34	323	29	Asset impairments	412	380
(1)	(9)	(41)	Net gains on disposal of assets	2	(385)
1	9	(25)	Risk provisions	2	(16)
7	10	13	Provisions for redundancy incentives	37	29
1	51	(134)	Commodity derivatives	(280)	23
223	(99)	20	Exchange rate differences and derivatives	253	(13)
14	25	311	Other	82	336

263	434	205	Special items of operating profit	566	530

152	(187)	(54)	Net finance (income) expense	172	87
			of which:
(223)	99	(20)	- exchange rate differences and derivatives	(253)	13
(7)	(5)	(30)	Net income from investments	(147)	(33)
			of which:
	(5)	(30)	- gains on disposal of assets	(96)	(33)
			of which: Galp	(96)
2			- impairments of equity investments	(27)
(930)	58	226	Income taxes	(889)	62
			of which:
22			- impairment of deferred tax assets of Italian subsidiaries	22
(812)			- other net tax refund	(824)
(12)			- deferred tax adjustment on PSAs	33
(12)	96	65	- re-allocation of tax impact on intercompany dividends and other special items	30	28
(116)	(38)	161	- taxes on special items of operating profit	(150)	34

(522)	300	347	Total special items of net profit	(298)	646

			Attributable to:
156	2	(16)	- Non-controlling interest	278	128
(678)	298	363	- Eni's shareholders	(576)	518

Net sales from operations

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

7,285	6,200	5,047	(30.7)	Exploration & Production	22,087	16,459	(25.5)
17,311	14,263	10,851	(37.3)	Gas & Power	55,252	41,487	(24.9)
7,859	6,695	5,710	(27.3)	Refining & Marketing and Chemicals	22,314	17,761	(20.4)
6,757	5,628	4,584	(32.2)	- Refining & Marketing	18,737	14,583	(22.2)
1,285	1,275	1,240	(3.5)	- Chemicals	4,089	3,610	(11.7)
(183)	(208)	(114)		- Consolidation adjustment	(512)	(432)
3,509	2,353	3,072	(12.5)	Engineering & Construction	9,475	8,445	(10.9)
318	351	373	17.3	Corporate and financial companies	1,009	1,077	6.7
7	153	81		Impact of unrealized intragroup profit elimination	(24)	206
(9,689)	(7,822)	(6,327)		Consolidation adjustment	(26,957)	(20,649)
26,600	22,193	18,807	(29.3)		83,156	64,786	(22.1)

Operating expenses

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

20,494	17,070	14,716	(28.2)	Purchases, services and other	63,840	50,468	(20.9)
(15)	133	212		of which: - other special items	60	365
1,297	1,395	1,328	2.4	Payroll and related costs	4,013	4,142	3.2
7	10	24		of which: - provision for redundancy incentives and other	37	40
21,791	18,465	16,044	(26.4)		67,853	54,610	(19.5)

Depreciation, depletion, amortization and impairments

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

2,022	2,449	2,238	10.7	Exploration & Production	6,096	6,931	13.7
82	87	90	9.8	Gas & Power	246	266	8.1
92	115	115	25.0	Refining & Marketing and Chemicals	281	340	21.0
67	88	86	28.4	- Refining & Marketing	207	259	25.1
25	27	29	16.0	- Chemicals	74	81	9.5
187	190	171	(8.6)	Engineering & Construction	549	553	0.7
17	19	19	11.8	Corporate and financial companies	50	56	12.0
(7)	(7)	(8)		Impact of unrealized intragroup profit elimination	(19)	(21)
2,393	2,853	2,625	9.7	Total depreciation, depletion and amortization	7,203	8,125	12.8

34	323	29	(14.7)	Impairments	412	380	(7.8)

2,427	3,176	2,654	9.4		7,615	8,505	11.7

Net income from investments

(euro million) Nine months 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Group

Share of gains (losses) from equity accounted investments	(2)	(7)	(2)	(20)	(1)	(32)
Dividends	148		39		95	282
Net gains on disposal		(47)	67	13	38	71
Other income (expense), net	7		1		159	167

	153	(54)	105	(7)	291	488

Income taxes

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015	Change

			Profit before income taxes
(375)	(262)	(756)	Italy	(75)	(1,148)	(1,073)
2,750	744	691	Outside Italy	8,479	2,900	(5,579)
2,375	482	(65)		8,404	1,752	(6,652)
			Income taxes
(1,037)	(160)	22	Italy	(823)	(133)	690
1,816	1,203	825	Outside Italy	5,713	2,740	(2,973)
779	1,043	847		4,890	2,607	(2,283)
			Tax rate (%)
..	..	..	Italy	..	..	..
66.0	..	..	Outside Italy	67.4	94.5	27.1
32.8	..	..		58.2	..	..

Adjusted net profit

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

1,224	571	(70)	..	Exploration & Production	3,688	619	(83.2)
(111)	4	(354)	..	Gas & Power	52	(132)	..
24	79	251	..	Refining & Marketing and Chemicals	(419)	426	..
91	21	111	22.0	- Refining & Marketing	(199)	203	..
(67)	58	140	..	- Chemicals	(220)	223	..
99	(717)	74	(25.3)	Engineering & Construction	314	(532)	..
(73)	(210)	(162)	..	Corporate and financial companies	(341)	(304)	10.9
44	(34)	28		Impact of unrealized intragroup profit elimination (a)	66	87
1,207	(307)	(233)	..		3,360	164	(95.1)
				Attributable to:
1,169	139	(257)	..	- Eni's shareholders	3,243	530	(83.7)
38	(446)	24	(36.8)	- non-controlling interest	117	(366)	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2014	June 30, 2015	Sept. 30, 2015	Change vs. Dec. 31, 2014	Change vs. June 30, 2015

Total debt	25,891	27,460	29,281	3,390	1,821
Short-term debt	6,575	9,114	9,987	3,412	873
Long-term debt	19,316	18,346	19,294	(22)	948
Cash and cash equivalents	(6,614)	(5,466)	(5,432)	1,182	34
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,054)	(5,054)	(17)
Financing receivables for non-operating purposes	(555)	(463)	(381)	174	82

Net borrowings	13,685	16,477	18,414	4,729	1,937

Shareholders' equity including non-controlling interest	62,209	63,872	61,174	(1,035)	(2,698)
Leverage	0.22	0.26	0.30	0.08	0.04

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. No. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on September 30, 2015

(euro million)

Issuing entity	Amount at Sept. 30, 2015 (a)

Eni SpA	3,315
Eni Finance International SA	54

3,369

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2015 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2015 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	1,002	2026	fixed	1.50
Eni SpA	750	EUR	743	2024	fixed	1.75

			1,745

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

Dec. 31, 2014	June 30, 2015	Sept. 30, 2015

ASSETS
Current assets
Cash and cash equivalents	6,614	5,466	5,432
Other financial activities held for trading	5,024	5,038	5,036
Other financial assets available for sale	257	265	270
Trade and other receivables	28,601	28,131	25,544
Inventories	7,555	7,386	7,642
Current tax assets	762	743	757
Other current tax assets	1,209	988	911
Other current assets	4,385	3,336	3,588

	54,407	51,353	49,180
Non-current assets
Property, plant and equipment	71,962	76,845	75,894
Inventory - compulsory stock	1,581	1,571	1,330
Intangible assets	3,645	3,551	3,465
Equity-accounted investments	3,115	3,395	3,389
Other investments	2,015	2,180	2,005
Other financial assets	1,022	1,094	1,085
Deferred tax assets	5,231	5,651	5,783
Other non-current receivables	2,773	2,570	2,445

	91,344	96,857	95,396
Assets held for sale	456	159	9

TOTAL ASSETS	146,207	148,369	144,585
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,716	5,099	6,017
Current portion of long-term debt	3,859	4,015	3,970
Trade and other payables	23,703	23,147	20,576
Income taxes payable	534	595	500
Other taxes payable	1,873	2,504	2,107
Other current liabilities	4,489	2,997	3,764

	37,174	38,357	36,934
Non-current liabilities
Long-term debt	19,316	18,346	19,294
Provisions for contingencies	15,898	16,387	16,217
Provisions for employee benefits	1,313	1,304	1,337
Deferred tax liabilities	7,847	7,805	7,651
Other non-current liabilities	2,285	2,245	1,978

	46,659	46,087	46,477
Liabilities directly associated with assets held for sale	165	53

TOTAL LIABILITIES	83,998	84,497	83,411
SHAREHOLDERS' EQUITY
Non-controlling interest	2,455	1,981	2,019
Eni shareholders' equity:
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(284)	(166)	(297)
Other reserves	57,343	58,042	57,829
Treasury shares	(581)	(581)	(581)
Interim dividend	(2,020)		(1,440)
Net profit	1,291	591	(361)

Total Eni shareholders' equity	59,754	61,891	59,155
TOTAL SHAREHOLDERS' EQUITY	62,209	63,872	61,174
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,207	148,369	144,585

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

			REVENUES
26,600	22,193	18,807	Net sales from operations	83,156	64,786
247	118	34	Other income and revenues	439	715

26,847	22,311	18,841	Total revenues	83,595	65,501
			OPERATING EXPENSES
20,494	17,070	14,716	Purchases, services and other	63,840	50,468
1,297	1,395	1,328	Payroll and related costs	4,013	4,142

(50)	(276)	(82)	OTHER OPERATING (EXPENSE) INCOME	353	(380)

2,427	3,176	2,654	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	7,615	8,505

2,579	394	61	OPERATING PROFIT	8,480	2,006

			FINANCE INCOME (EXPENSE)
2,755	1,212	1,470	Finance income	6,116	7,871
(3,100)	(1,705)	(1,911)	Finance expense	(6,937)	(8,803)
6	1	(5)	Income (expense) from other financial activities held for trading	22	12
21	423	286	Derivative financial instruments	(12)	178

(318)	(69)	(160)		(811)	(742)
			INCOME (EXPENSE) FROM INVESTMENTS
32	10	(66)	Share of profit (loss) of equity-accounted investments	143	(32)
82	147	100	Other gain (loss) from investments	592	520

114	157	34		735	488
2,375	482	(65)	PROFIT BEFORE INCOME TAXES	8,404	1,752
(779)	(1,043)	(847)	Income taxes	(4,890)	(2,607)

1,596	(561)	(912)	Net profit	3,514	(855)

			Attributable to:
1,714	(113)	(952)	- Eni's shareholders	3,675	(361)
(118)	(448)	40	- non controlling interest	(161)	(494)

			Net profit per share (euro per share)
0.48	(0.04)	(0.26)	- basic	1.02	(0.10)
0.48	(0.04)	(0.26)	- diluted	1.02	(0.10)

COMPREHENSIVE INCOME

(euro million)

Nine months 2014	Nine months 2015

Net profit	3,514	(855)
Other items of comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	3,758	3,325
Fair value evaluation of Galp	(77)
Change in the fair value of cash flow hedging derivatives	203	(17)
Change in the fair value of available-for-sale securities	6	(2)
Share of "Other comprehensive income" on equity-accounted entities	3	(8)
Taxation	(61)	7

Total other items of comprehensive income	3,832	3,305

Total comprehensive income	7,346	2,450
attributable to:
- Eni's shareholders	7,459	2,879
- non-controlling interest	(113)	(429)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders' equity at December 31, 2014		62,209
Total comprehensive income	2,450
Dividends distributed to Eni's shareholders	(3,457)
Dividends distributed by consolidated subsidiaries	(21)
Other changes	(7)

Total changes		(1,035)

Shareholders' equity at September 30, 2015		61,174

attributable to:
- Eni's shareholders		59,155
- non-controlling interest		2,019

GROUP CASH FLOW STATEMENT

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

1,596	(561)	(912)	Net profit	3,514	(855)
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,393	2,853	2,625	Depreciation, depletion and amortization	7,203	8,125
34	323	29	Impairments of tangible and intangible assets, net	412	380
(32)	(10)	66	Share of (profit) loss of equity-accounted investments	(143)	32
(86)	(22)	(99)	Gain on disposal of assets, net	(106)	(449)
(116)	(181)	(59)	Dividend income	(290)	(282)
(45)	(37)	(41)	Interest income	(120)	(128)
173	178	165	Interest expense	524	517
779	1,043	847	Income taxes	4,890	2,607
208	171	113	Other changes	65	(44)
			Changes in working capital:
(239)	331	(29)	- inventories	(521)	483
1,713	2,732	2,479	- trade receivables	3,287	4,299
(404)	(1,547)	(1,636)	- trade payables	(2,445)	(2,731)
106	111	38	- provisions for contingencies	134	(228)
(107)	(825)	(773)	- other assets and liabilities	(1,075)	(526)
1,069	802	79	Cash flow from changes in working capital	(620)	1,297
5	6	21	Net change in the provisions for employee benefits	9	9
96	243	56	Dividends received	440	325
52		33	Interest received	78	64
(313)	(125)	(149)	Interest paid	(638)	(567)
(1,829)	(1,309)	(1,064)	Income taxes paid, net of tax receivables received	(5,494)	(3,643)
3,984	3,374	1,710	Net cash provided by operating activities	9,724	7,388
			Investing activities:
(2,769)	(3,112)	(2,146)	- tangible assets	(7,521)	(7,899)
(314)	(226)	(270)	- intangible assets	(1,086)	(754)
			- consolidated subsidiaries and businesses	(36)
(91)	(47)	(63)	- investments	(248)	(171)
(9)	(61)	(32)	- securities	(57)	(130)
(271)	(64)	(125)	- financing receivables	(790)	(567)
129	394	(274)	- change in payables and receivables in relation to investments and capitalized depreciation	287	(436)
(3,325)	(3,116)	(2,910)	Cash flow from investments	(9,451)	(9,957)
			Disposals:
2	9	13	- tangible assets	9	404
	4	28	- intangible assets		49
	(1)	38	- consolidated subsidiaries and businesses		71
215	85	182	- investments	3,222	381
153		1	- securities	193	11
57	87	102	- financing receivables	365	375
45	61	65	- change in payables and receivables in relation to disposals	51	133
472	245	429	Cash flow from disposals	3,840	1,424
(2,853)	(2,871)	(2,481)	Net cash used in investing activities (*)	(5,611)	(8,533)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

301	985	985	Proceeds from long-term debt	1,528	2,989
(303)	(2,311)	(88)	Repayments of long-term debt	(1,846)	(2,854)
(141)	1,059	1,272	Increase (decrease) in short-term debt	523	3,197
(143)	(267)	2,169		205	3,332
	1		Net capital contributions by non-controlling interest	1	1
(1,985)	(2,017)	(1,417)	Dividends paid to Eni's shareholders	(3,971)	(3,434)
	(3)	(18)	Dividends paid to non-controlling interests	(48)	(21)
(90)			Net purchase of treasury shares	(292)
(2,218)	(2,286)	734	Net cash used in financing activities	(4,105)	(122)
	1		Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	(2)
40	(22)	3	Effect of exchange rate changes on cash and cash equivalents and other changes	30	87
(1,047)	(1,804)	(34)	Net cash flow for the period	40	(1,182)
6,518	7,270	5,466	Cash and cash equivalents - beginning of the period	5,431	6,614
5,471	5,466	5,432	Cash and cash equivalents - end of the period	5,471	5,432

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

60	197	52	Net cash flows from financing activities	96	77

SUPPLEMENTAL INFORMATION

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

		Effect of investment of companies included in consolidation and businesses
		Current assets	96
		Non-current assets	265
		Net borrowings	(19)
		Current and non-current liabilities	(291)
		Net effect of investments	51
		Fair value of investments held before the acquisition of control	(15)
		Purchase price	36
		less:
		Cash and cash equivalents
		Cash flow on investments	36

		Effect of disposal of consolidated subsidiaries and businesses
	37	Current assets		44
	106	Non-current assets		125
	(60)	Net borrowings		(77)
2	(39)	Current and non-current liabilities		(45)
2	44	Net effect of disposals		47
	(34)	Reclassification of exchange rate differences included in other comprehensive income		(34)
(3)	33	Gain on disposal		64
(1)	43	Selling price		77
		less:
	(5)	Cash and cash equivalents		(6)
(1)	38	Cash flow on disposals		71

CAPITAL EXPENDITURE

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

2,712	3,194	2,185	(19.4)	Exploration & Production	7,400	7,980	7.8
287	205	246	(14.3)	- exploration	984	693	(29.6)
2,405	2,975	1,923	(20.0)	- development	6,349	7,244	14.1
20	14	16	(20.0)	- other expenditure	67	43	(35.8)
36	26	36		Gas & Power	111	80	(27.9)
186	152	131	(29.6)	Refining & Marketing and Chemicals	540	386	(28.5)
112	82	79	(29.5)	- Refining & Marketing	341	234	(31.4)
74	70	52	(29.7)	- Chemicals	199	152	(23.6)
146	118	139	(4.8)	Engineering & Construction	475	407	(14.3)
21	8	17	(19.0)	Corporate and other activities	74	32	(56.8)
(18)	(160)	(92)		Impact of unrealized intragroup profit elimination	7	(232)

3,083	3,338	2,416	(21.6)	Capital expenditure	8,607	8,653	0.5

3,474	3,312	2,422	(30.3)	Capital expenditure at current exchange rate	9,788	8,653	(11.6)

In the nine months of 2015, capital expenditure amounted to euro 8,653 million (euro 8,607 million in the nine months of 2014) and mainly related to:
- development activities deployed mainly in Angola, Norway, Egypt, Kazakhstan, Congo, Italy, the United States and Indonesia and exploratory activities of which 97% was spent outside Italy, primarily in Egypt Libya, Cyprus, Gabon, Congo, the United States, the United Kingdom and Indonesia;
- upgrading of the fleet used in the Engineering & Construction segment (euro 407 million);
- refining activity (euro 171 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network (euro 63 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 39 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

246	215	154	(37.4)	Italy	681	567	(16.7)
438	381	293	(33.1)	Rest of Europe	1,224	1,125	(8.1)
285	738	377	32.3	North Africa	707	1,504	..
879	1,027	718	(18.3)	Sub-Saharan Africa	2,559	2,525	(1.3)
116	223	217	87.1	Kazakhstan	358	617	72.3
494	363	257	(48.0)	Rest of Asia	967	1,020	5.5
230	238	162	(29.6)	America	838	591	(29.5)
24	9	7	(70.8)	Australia and Oceania	66	31	(53.0)

2,712	3,194	2,185	(19.4)		7,400	7,980	7.8

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

1,576	1,754	1,703	Production of oil and natural gas (a) (b)	(kboe/d)	1,581	1,718
174	173	168	Italy		178	169
179	181	182	Rest of Europe		189	183
584	681	647	North Africa		559	655
317	343	336	Sub-Saharan Africa		320	340
76	98	82	Kazakhstan		89	93
93	113	117	Rest of Asia		98	113
131	140	148	America		123	139
22	25	23	Australia and Oceania		25	26
138.5	153.6	149.8	Production sold (a)	(mmboe)	406.2	447.9

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

812	903	868	Production of liquids (a)	(kbbl/d)	815	877
69	72	71	Italy		72	69
89	82	83	Rest of Europe		93	85
263	288	261	North Africa		248	266
217	255	254	Sub-Saharan Africa		225	255
46	58	49	Kazakhstan		53	55
34	55	58	Rest of Asia		35	54
89	88	88	America		83	88
5	5	4	Australia and Oceania		6	5

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

4,197	4,676	4,582	Production of natural gas (a) (b)	(mmcf/d)	4,204	4,618
576	557	532	Italy		584	546
497	544	543	Rest of Europe		525	540
1,767	2,154	2,122	North Africa		1,705	2,137
549	485	451	Sub-Saharan Africa		523	469
165	222	182	Kazakhstan		201	213
321	319	319	Rest of Asia		343	322
230	285	329	America		217	280
92	110	104	Australia and Oceania		106	111

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (390 and 402 mmcf/d in the third quarter 2015 and 2014, respectively, 393 and 453 mmcf/d in the nine months of 2015 and 2014, respectively, and 392 mmcf/d in the second quarter 2015).

Gas & Power

(bcm)
Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	% Ch. III Q. 15 vs. III Q. 14	Nine months 2014	Nine months 2015	% Ch.

7.24	10.58	7.82	8.0	ITALY	25.69	28.93	12.6
0.48	0.61	0.50	4.2	- Wholesalers	2.91	2.83	(2.7)
3.27	6.26	3.89	19.0	- Italian exchange for gas and spot markets	9.63	12.90	34.0
1.15	1.15	1.11	(3.5)	- Industries	3.57	3.62	1.4
0.27	0.37	0.23	(14.8)	- Medium-sized enterprises and services	1.20	1.15	(4.2)
0.33	0.18	0.28	(15.2)	- Power generation	1.12	0.72	(35.7)
0.30	0.73	0.30		- Residential	3.07	3.38	10.1
1.44	1.28	1.51	4.9	- Own consumption	4.19	4.33	3.3
12.38	11.81	12.67	2.3	INTERNATIONAL SALES	39.78	39.57	(0.5)
10.14	9.48	10.08	(0.6)	Rest of Europe	33.11	32.53	(1.8)
0.93	1.11	1.20	29.0	- Importers in Italy	2.76	3.44	24.6
9.21	8.37	8.88	(3.6)	- European markets	30.35	29.09	(4.2)
1.13	1.45	1.26	11.5	Iberian Peninsula	3.99	3.85	(3.5)
1.71	0.96	2.29	33.9	Germany/Austria	5.49	4.86	(11.5)
2.82	1.68	1.68	(40.4)	Benelux	7.33	6.20	(15.4)
0.11	0.19	0.10	(9.1)	Hungary	1.01	1.01
0.76	0.43	0.38	(50.0)	UK	2.29	1.53	(33.2)
1.65	1.80	1.83	10.9	Turkey	5.18	5.70	10.0
0.99	1.81	1.04	5.1	France	4.78	5.38	12.6
0.04	0.05	0.30	..	Other	0.28	0.56	..
1.53	1.51	1.88	22.9	Extra European markets	4.45	4.73	6.3
0.71	0.82	0.71		E&P sales in Europe and in the Gulf of Mexico	2.22	2.31	4.1
19.62	22.39	20.49	4.4	WORLDWIDE GAS SALES	65.47	68.50	4.6

Chemicals

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

			Sales of petrochemical products	(euro million)
547	525	517	Intermediates		1,782	1,480
695	698	690	Polymers		2,172	2,037
43	52	33	Other revenues		135	93

1,285	1,275	1,240			4,089	3,610

			Production	(ktonnes)
658	763	907	Intermediates		2,246	2,492
527	564	614	Polymers		1,740	1,786

1,185	1,327	1,521			3,986	4,278

Engineering & Construction
(euro million)

Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Nine months 2014	Nine months 2015

			Orders acquired
1,056	620	666	Engineering & Construction Offshore	9,294	3,408
154	175	934	Engineering & Construction Onshore	4,482	1,365
402	180	6	Offshore drilling	544	195
244	126	251	Onshore drilling	668	389

1,856	1,101	1,857		14,988	5,357

(euro million)	Dec. 31, 2014	Sept. 30, 2015

Order backlog	22,147	17,750